Exhibit 99.2

Financial Statements

For the period ended
March 31, 2009

Balance Sheets
Unaudited

	AS AT MARCH 31	AS AT DECEMBER 31
(amounts in thousands of Canadian dollars)	2009	2008* (as restated)

ASSETS
Current
Cash and cash equivalents	$218,298	$217,145
Accounts and other receivables	21,531	22,807
Commodity contracts (note 4(i))	60,492	78,003
Future income taxes	2,122	2,709
Prepaid capital (note 5)	28,144	-
	330,587	320,664

Property, plant and equipment	3,399,677	4,052,525
Future income taxes	61,184	67,534
Other long-term assets (note 4(ii))	68,239	31,679
	$3,859,687	$4,472,402
LIABILITIES
Current
Accounts payable and accrued liabilities	$164,029	$199,907
Short-term debt (note 6)	-	145,500
	164,029	345,407

Long-term debt (note 6)	2,294,275	2,618,000
Obligation under capital lease (note 11b)	20,875	30,195
Other long-term liabilities (note 7)	5,844	7,937
	2,485,023	3,001,539
SHAREHOLDERS’ EQUITY (note 8)
Capital stock	1,847,461	1,847,461
Contributed surplus	32,329	31,080
Deficit	(505,126)	(407,678)
	1,374,664	1,470,863
	$3,859,687	$4,472,402

See accompanying notes to the financial statements

*Derived from the audited December 31, 2008 financial statements and restated as discussed in notes 3g(i) and 12

OPTI CANADA INC. - 2 - 2009 INTERIM REPORT

Statements of Loss, Comprehensive Loss and Retained Earnings (Deficit)
Three month periods ending March 31
Unaudited

	2009	2008 (as restated)
(amounts in thousands of Canadian dollars, except per share amounts)

Revenue
Petroleum sales	$27,498	$-
Power sales	1,640	-
Interest income	467	2,062
Royalties	(134)	-
	29,471	2,062

Expenses
Operating	28,372	-
Diluent & feedstock purchases	29,129	-
Transportation	3,348	-
Interest	19,082	-
General and administrative	5,779	4,142
Loss on disposal of assets	864	-
Foreign exchange translation loss	74,992	56,218
Net realized gain on hedging instruments	(24,071)	(7,933)
Net unrealized gain on hedging instruments	(21,771)	(44,298)
Depletion, depreciation and accretion	4,276	901
	120,000	9,030

Loss before taxes	(90,529)	(6,968)

Income taxes
Future tax expense (recovery)	6,918	(1,374)

Net loss and comprehensive loss	(97,447)	(5,594)

Retained earnings (deficit) - beginning of period	(322,419)	(49,223)
Accounting policy change (note 3g(i))	(85,260)	143,734
Retained earnings (deficit) - beginning of period as restated	(407,679)	94,511

Retained earnings (deficit) - end of period	$(505,126)	$88,917

Loss per share, basic and diluted	$(0.50)	$(0.01)

See accompanying notes to the financial statements

OPTI CANADA INC. - 3 - 2009 INTERIM REPORT

Statement of Cash Flows
Three month periods ending March 31
Unaudited

(amounts in thousands of Canadian dollars)	2009	2008
		(as restated)
Cash provided by (used in)

Operating activities
Net loss	$(97,447)	$(5,594)
Items not affecting cash
Depletion, depreciation and accretion expense	4,276	901
Stock-based compensation expense	482	494
Unrealized gain on hedging instruments	(21,771)	(44,298)
Loss on disposal of asset	864	-
Expense on commodity asset	2,722	-
Foreign exchange translation loss	76,142	56,218
Future tax expense (recovery)	6,918	(1,374)
	(27,814)	6,347
Payment of commodity contract	(2,788)	(3)
Net change in non-cash working capital	(22,500)	(1,485)
	(53,102)	4,860
Financing activities
Increase (repayments) of debt	(545,000)	80,000
Proceeds from share issuances	-	212
Decrease in principal portion of capital lease obligation	(127)	(17)
Net change in non-cash working capital	(13,867)	(760)
	(558,994)	79,435
Investing activities
Property, plant and equipment additions	(85,783)	(299,205)
Sale of assets	723,754	-
Increase in prepaid capital account	(28,144)	-
Increase in interest reserve account	-	(755)
Net change in non-cash working capital	1,765	46,293
	611,592	(253,667)
Foreign exchange gain on cash and cash equivalents held in foreign currency	1,657	855

Increase (decrease) in cash	1,153	(168,518)

Cash and cash equivalents - beginning of period	217,145	310,504
Cash and cash equivalents - end of period	$218,298	$141,986

See accompanying notes to the financial statements

OPTI CANADA INC. - 4 - 2009 INTERIM REPORT

1.	SUMMARY OF OPERATIONS
OPTI Canada Inc. (OPTI) is a public Canadian company with its shares listed for trading on the Toronto Stock Exchange (Symbol: OPC).  OPTI’s primary activity is the Long Lake Project (the Project), in which OPTI has a 35 percent working interest as at March 31, 2009.

2.	ACCOUNTING POLICIES
The interim financial statements of OPTI Canada Inc. are presented in accordance with Canadian generally accepted accounting principles (GAAP).  These interim financial statements have been prepared using the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2008, except as noted below.  OPTI commenced operations of its petroleum and natural gas assets and is no longer in the development stage.  The previous period’s results are reported using principles applicable to development stage companies.  These interim financial statements do not contain all the disclosures required for annual financial statements.  Accordingly, they should be read in conjunction with the annual financial statements and the notes thereto for the year ended December 31, 2008.

3.	NEW ACCOUNTING POLICIES
a)	Property, plant and equipment
(i)	Petroleum and natural gas properties
OPTI follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized.  Costs include land acquisition costs, geological and geophysical costs, carrying charges on non-productive properties, costs of drilling both productive and non-productive wells,  related overhead and pre-operating costs.

Under the full cost method of accounting, we deplete oil and gas capitalized costs using the unit-of-production method. Depletion is calculated using remaining proved developed reserves before royalties.

OPTI evaluates the carrying value of assets whenever events or conditions occur that indicate that the carrying value of assets on our balance sheet may not be recoverable from future cash flows.

Impairment is recognized if the carrying amount of the property, plant and equipment (PP&E) exceeds the sum of the undiscounted cash flows expected to result from proved reserves (ceiling test). Cash flows are calculated based on an estimate of future prices.  In circumstances of impairment, the impairment would be calculated as the amount by which carrying amounts of the PP&E exceed the net present value of future cash flows from proved plus risked probable reserves. The risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of OPTI’s future cash flows would be recorded as a permanent impairment.  The costs of unproved properties are excluded from the ceiling test calculation and subject to a separate impairment test. In circumstances of impairment, the impairment would be calculated as the amount by which carrying amounts of unproved properties exceed the net present value of future cash flows. The impaired amount would be moved to the full cost amount subject to depletion. Effective January 1, 2009 operating costs net of revenue will be expensed with retroactive adjustment of prior costs. (See note 3g(i))

Proceeds from the sale of oil and gas properties reduce PP&E, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. - 5 - 2009 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

3.	NEW ACCOUNTING POLICIES (CONTINUED)
(ii)	Major facilities
Major facilities including the Upgrader and related equipment, and operating costs net of revenues in relation to major facilities that are not considered to be ready for their intended use, are capitalized.  Judgement is required to determine whether operations are in the development stage.  The factors considered include whether commercially viable production levels have been achieved, whether the plant is producing a saleable product, and whether the plant is operating at pre-determined operating levels in relation to commercial operations or other factors as circumstances warrant.  Once the major facilities are no longer considered development stage, revenue is recognized and operating costs are recorded in earnings during the year.

An impairment loss is recognized on major facilities when the carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeded the sum of the undiscounted cash flows from expected use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is measured as the amount by which the assets exceed the discounted future cash flows from the major facilities assets.

OPTI’s major facilities are depreciated using the unit of production method based on the facilities’ productive capacity over 40 years.

(iii)	Maintenance and turnarounds
Expenditures associated with maintenance activities or major turnarounds that improve the productive capacity or extend the life of an asset are capitalized. These costs are included in property and equipment when incurred and charged to depletion and depreciation over the estimated useful life. Maintenance and repairs, other than major turnaround costs, are expensed as incurred.

(iv)	Capitalized interest
OPTI capitalizes interest costs associated with major development projects until the facilities are ready for their intended use. These costs are subsequently amortized to income with the related assets.

(v)	Foreign currency translation
Monetary assets and liabilities are translated at exchange rates in effect on the balance sheet date.  Other assets and related depreciation, depletion and amortization, other liabilities and expenses are translated at rates in effect at the date of the transaction.  OPTI includes foreign exchange gains or losses in earnings. These gains and losses are related to the revaluations of its U.S. dollar (US$) denominated cash and cash equivalents, derivatives, long-term debt used for major development projects, and gains and losses resulting from operating activities.

b)	Accounts receivable
Accounts receivable are recorded based on our revenue recognition policy, see notes 3d&e. If applicable, an allowance for doubtful accounts will be recorded to provide for specific doubtful receivables.

c)	Leases
Leases that transfer substantially all the benefits, risks and rewards of ownership to OPTI are recorded as capital leases and classified as PP&E with a corresponding increase to obligations under capital leases.  All other leases are classified as operating leases under which leasing costs are expensed in the period incurred.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. - 6 - 2009 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

3.	NEW ACCOUNTING POLICIES (CONTINUED)
d)	Revenue recognition - Oil and gas products
Revenue from the production of oil and gas products is recognized when the risks and rewards are transferred to the customer. At the Long Lake Project, our share of sales are recognized when the Oil and gas product leaves the plant gate. Revenue represents OPTI’s share and is recorded gross of royalty obligations to governments and other mineral interest owners.

e)	Revenue recognition - Power
Revenue from power generated in excess of the Long Lake project requirements is recognized when the risks and rewards are transferred to the customer. At the Long Lake Project, our share of sales is recognized when the excess power leaves the plant gate.  Revenue represents OPTI’s share.

f)	Transportation
We pay to transport our share of oil and gas products sold, as well as transmission costs for our share of excess power sold.  This transportation is presented in our financial statements as transportation and marketing expense.

g)	New standards
(i)	Current accounting changes - Goodwill and Intangible assets
OPTI adopted CICA handbook standard section 3064 “Goodwill and Intangible Assets” on January 1, 2009.  This standard replaced section 3062 “Goodwill and Other Intangible Assets” and section 3450 “Research and Development Costs.”  The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.”  Emerging Issues Committee (EIC) abstract 27 “Revenues and Expenditures During the Pre-Operating Period” will no longer apply once section 3064 is adopted.  Accounting Guideline (AcG) 11 “Enterprises in the Development Stage” is amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under section 3064.

OPTI previously capitalized gains and losses related to the translation of U.S. dollar debt, capitalized operations, as well as realized and unrealized gains and losses related to certain financial derivatives associated with its long-term debt. As a result of the adoption of this new accounting standard, these capitalized amounts no longer meet the criteria for capitalization.  This change in accounting policy has been applied retroactively, with a cumulative adjustment to the opening deficit balance at January 1, 2009 as well as a corresponding adjustment to opening deficit for the comparative period presented, as if the new accounting policy had always been applied.

The magnitude of these adjustments is $85 million increase to deficit at January 1, 2009. This is comprised primarily of the value of the foreign exchange translation at December 31, 2008 whose value reflects the then current and future value of foreign exchange. There was no impact on basic or diluted earnings per share. Refer to note 12 for the disclosure of the impact of this accounting change on the comparative period.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. - 7- 2009 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

3.	NEW ACCOUNTING POLICIES (CONTINUED)
(ii)          Current accounting changes - Credit risk and the fair value of financial assets and financial liabilities
On January 20, 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This abstract is to apply to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact the Company’s financial statements.

 (iii)        Future accounting changes
On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards (IFRS) in 2011. OPTI is currently evaluating the impact of these new standards.

4.	HEDGING INSTRUMENTS
(i)           Commodity contracts
OPTI has deferred premium West Texas Intermediate (WTI) put options that provide a US$80 per barrel strike price for 6,000 bbl/d of crude oil through 2009.  At March 31, 2009 these instruments had an estimated value of $57 million (December 31, 2008 - $73 million).  The cost of the put options is paid as the contracts expire and has been included in accounts payable and accrued liabilities, at March 31, 2009 $8 million (December 31, 2008 - $11 million).  Additionally, OPTI has crude swaps at US$77 per barrel for 500 bbl/d of crude oil through 2009, with an estimated value of $4 million at March 31, 2009 (December 31, 2008 - $5 million).

Subsequent to March 31, 2009, OPTI has entered into West Texas Intermediate (WTI) swap options that provide a US$64.75 per barrel strike price for 2,000 bbl/d of crude oil starting January 1, 2010 through December 31, 2010.

(ii)	Foreign exchange hedging instruments
OPTI has foreign exchange forward contracts to provide for a fixed payment of CDN$1,028 million in exchange for receipt of US$875 million on April 16, 2010 at a rate of approximately CDN$1.17 per U.S. dollar. Any gains or losses based on mark to market of the contract are expensed.

5.	ASSET SALE
On January 27, 2009, OPTI completed a sale of a 15 percent working interest in its joint venture assets to Nexen Inc. (Nexen) for $735 million.  Effective January 1, 2009, OPTI has a remaining 35 percent working interest in all the joint venture assets, including Phase 1 of the Long Lake Project, all future phase reserves and resources, and future phases of development.  As part of the sale, Nexen retained $85 million of the proceeds to pre-fund OPTI’s share of 2009 joint venture capital requirements. As of March 31, 2009, $28 million remains on deposit with Nexen as the operator of these activities.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. - 8 - 2009 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

6.	DEBT FACILITIES
OPTI’s debt consists of the following:
	March 31, 2009	December 31, 2008
Senior secured notes (a)	$2,207,275	$2,131,500
Long-term revolving credit facility (b)	87,000	486,500
Long-term debt	2,294,275	2,618,000

Short-term revolving credit facility (c)	-	145,500
Total debt	$2,294,275	$2,763,500

a)	Senior secured notes
OPTI has US$1,000 million senior secured notes which bear interest at a fixed 8.25 percent and mature on December 15, 2014.  These notes are collateralized by a second priority security interest on all OPTI’s existing and future property.  OPTI may redeem up to 35 percent of these notes prior to December 15, 2009 with net proceeds from certain equity offerings.  At any time prior to December 31, 2010, OPTI may redeem these notes at the principal amount, plus the applicable premium and accrued interest and at any time after December 31, 2010 at redemption prices between 104.13 percent and 100 percent of the principal amount.

OPTI also has US$750 million senior secured notes.  These notes bear interest at a fixed 7.875 percent and mature December 15, 2014.  The other terms and conditions associated with these notes are substantially the same as the notes described above.

See note 10 Capital management, for discussion of the related debt covenants.

b)	Long-term revolving credit facility
OPTI has a $350 million revolving credit facility due December 15, 2011.  During the quarter ended March 31, 2009, the long-term revolving credit facility was reduced from $500 million to $350 million. Amounts drawn under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit.  The facility will bear interest at the prime rate, bankers’ acceptance rate or at LIBOR plus a spread above the reference rate between 1.0 percent and 2.5 percent per annum.  This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI.  The revolving credit facility includes certain conditions precedent to all borrowings which include a sufficient funding test related to the Project.  At March 31, 2009, $87 million was outstanding under this facility.  At December 31, 2008, $486.5 million was outstanding.

c)	Short-term revolving credit facility
During the quarter ended March 31, 2009, this $150 million revolving credit facility was repaid and cancelled. At December 31, 2008, $145.5 million was outstanding under this facility.

7.	OTHER LONG-TERM LIABILITIES
Asset retirement obligation
OPTI’s obligations with respect to asset retirement relate to reclamation of sites and facilities on which the Project operations are situated.  The obligation is recognized in the period in which the obligation is created based on the estimated future reclamation cost using an average discount rate of 11.5 percent , an estimated inflation of 3.0 percent annually and an working interest percentage in the Long Lake Project of 35%.  The total undiscounted future obligation is $108 million. As at March 31, 2009 the asset retirement obligation was $6 million (December 31, 2008: $8 million)

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. - 9 - 2009 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

8.	SHAREHOLDERS’ EQUITY
a)     Authorized
Unlimited number of common shares and preferred shares without nominal or par value.

b)	Issued and outstanding

	Number of shares (thousands)	Amount
Total capital stock - December 31, 2008 and March 31, 2009	195,930	$1,847,461

c)	Outstanding stock options
OPTI may grant stock options to executives, certain employees, consultants, and directors as determined by the Board of Directors.  The exercise price of each option is determined by the Board based on the current market price of OPTI’s common shares at the date of the grant.  Vesting rights are determined at the discretion of the Board.  Under OPTI’s plans, options vest at the time of grant or over a five-year period.  The remaining number of options that are authorized for issuance under the stock option plan is approximately 9 million. Options outstanding expire at dates up to 2018.

OPTIONS OUTSTANDING	Options (thousands)	Exercise price (per share)
Balance December 31, 2008	7,160	$13.14
Granted	4	1.87
Forfeited	(97)	15.17
Exercised	-	-
Balance March 31, 2009	7,067	$13.11

d)	Contributed surplus

Balance December 31, 2008	$31,080
Capitalized stock-based compensation	767
Expensed stock-based compensation	482
Stock options exercised	-
Balance March 31, 2009	$32,329

9.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
OPTI’s financial instruments include cash equivalents, accounts receivable, prepaid capital and accounts payable and accrued liabilities. Due to the short-term nature of the instruments, the carrying values approximate the fair values. The commodity contracts, cross currency interest rate swaps and foreign exchange contracts are considered to be held-for-trading and are recorded at fair value.  OPTI’s senior secured notes and the revolving credit facilities are recorded at cost. At March 31, 2009, the estimated fair value of the notes is US$763 million (CDN$963 million) and the carrying value of the revolving credit facility approximates its fair value due to its variable rate, first priority security position and short-term duration of instruments outstanding under the facilities.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. - 10 - 2009 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

10.	CAPITAL MANAGEMENT
All of OPTI’s debt facilities set certain limitations on its capital structure primarily through financial covenants. Measurement of the ratios for this purpose is defined in the relevant credit agreement.  At March 31, 2009, OPTI is in compliance with these financial maintenance covenants:

Financial Ratio	Covenant(1)	Calculated ratio at,
		March 31, 2009	December 31, 2008
Debt to Capitalization (2)	Maximum 70%	55%	64%
First Lien to EBITDA (3)	Minimum 2.5:1	N/A(4)	N/A(4)

(1) Covenants noted were amended in the first quarter and are in effect as at March 31, 2009.
(2) "Debt to Capitalization” means, as at any date of determination, the ratio of total consolidated debt to total capitalization (net of the effect of any currency hedge agreements relating to any debt included therein).  "Total capitalization" means, as at any date of determination, the aggregate of total consolidated debt, and shareholders' equity on such date.
(3) Earnings before interest, tax, depreciation and amortization [“EBITDA”] (defined here as total revenue less direct costs and administrative costs) is not a recognized measure under GAAP, does not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. First Lien for the purposes of this ratio includes the debt outstanding under the revolving credit facility.
(4) Under the amended revolving credit facility, the first time this covenant is applicable is the third quarter of 2009.

11.	COMMITMENTS
a)	Project commitments
OPTI has commitments in connection with contracts and purchase orders of $21 million at March 31, 2009.   Commitment amounts are measured within contracts and purchase orders through letters of intent, scheduled work releases and forecast expenditures for labour and equipment utilization. These commitments will be realized in incurred expenditures over time as certain milestones are met, work is completed, or both.

b)	Lease obligations and other commitments
OPTI has a pipeline agreement that provides for the storage, measurement and transportation of crude oil and other liquids.  This agreement is considered to be a capital lease for accounting purposes. This agreement is in effect until 2032 and an option for renewal of five additional years.  Capital lease payments on this agreement for the next five years and thereafter are as follows:

2009	$2,438
2010	3,252
2011	3,252
2012	3,020
2013	2,903
Thereafter	55,640
Total including interest	70,506
Less imputed interest	(46,632)
Capital lease obligation	$20,875

OPTI has two pipeline agreements for transportation of oil products from Long Lake to Hardisty.   These two pipeline agreements are considered to be operating leases for accounting purposes.  OPTI has a long-term traffic guarantee agreement under which traffic is moved to and from the Project site by rail.  The rail line will move, amongst other commodities, sulphur, catalysts, and construction materials to and from the Project site for periods up to 2032.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. - 11 - 2009 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

11.	COMMITMENTS(CONTINUED)
Operating lease payments on these agreements for the next five years and thereafter are as follows:

2009	$7,057
2010	9,995
2011	9,532
2012	9,762
2013	9,841
Thereafter	30,920
Total	$77,107

12.	COMPARATIVE FIGURES
Certain of the comparative figures have been restated as a result of the change in accounting policy in the current period, see note 3g(i).

At March 31	Originally stated 2008	Adjustment	Restated 2008
Opening (deficit) retained earnings	$(49,223)	$143,734	$94,511
Foreign exchange translation loss	-	(56,218)	(56,218)
Unrealized gain on hedging instruments	854	43,444	44,298
Realized gain on hedging instruments	-	7,933	7,933
Future tax recovery	164	1,210	1,374
Closing (deficit) retained earnings	(51,186)	140,103	88,917

At December 31	Originally stated 2008	Adjustment	Restated 2008
Property, Plant & Equipment	$4,160,901	$(108,376)	$4,052,525
Future income tax (short term & long term)	47,126	23,117	70,243
Closing Deficit	(322,419)	(85,259)	(407,678)

13.	SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW

Three months ended March 31	2009	2008 As restated
Cash interest received	$244	$5,129
Cash interest paid	608	1,305
Non-cash changes to property, plant and equipment	(123,079)	3,370
Non-cash changes to capital stock	-	(14,994)

Three months ended March 31	2009	2008
Change in non-cash working capital
Accounts and other receivables	$1,276	$83
Accounts payable and accrued liabilities	(35,878)	43,965
Net change in non-cash working capital	$(34,602)	$44,048

Operating activities	$(22,500)	$(1,485)
Financing activities	(13,867)	(760)
Investing activities	1,765	46,293
Net change in non-cash working capital	$(34,602)	$44,048

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. - 12 - 2009 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED